UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER

SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION

OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-40965

LAVA MEDTECH ACQUISITION CORP.

(Exact name of registrant as specified in its charter)

303 Wyman Street, Suite 300

Waltham, MA 02451

(781) 530-3868

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Units, each consisting of one share of Class A common stock, par value $0.0001 per share, and one-half of one redeemable warrant

Shares of Class A common stock, par value $0.0001 per share

Redeemable warrants, exercisable for shares of Class A common stock at a price of $11.50 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:

Units: 1

Class A common stock: 1

Warrants: 2

Pursuant to the requirements of the Securities Exchange Act of 1934, LAVA Medtech Acquisition Corp. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

LAVA MEDTECH ACQUISITION CORP.

Date: May 15, 2023	By:	/s/ Anthony Natale
		Name:	Anthony Natale
		Title:	Chief Executive Officer